LI-CYCLE HOLDINGS CORP.

2351 Royal Windsor Dr. Unit 10

Mississauga, ON L5J 4S7

Canada

November 18, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Kevin Dougherty

Re: Li-Cycle Holdings Corp. Registration Statement on Form F-1 Filed November 17, 2021 File No. 333-261157

Dear Mr. Dougherty:

Reference is made to the Registration Statement on Form F-1 (File No. 333-261157) filed by Li-Cycle Holdings Corp. (the Company) with the U.S. Securities and Exchange Commission on November 17, 2021 (the Registration Statement).

The Company hereby requests the Registration Statement be made effective at 8:00 a.m., Eastern Time, on November 22, 2021, or as soon as possible thereafter, in accordance with Rule 461 under the Securities Act of 1933, as amended.

Sincerely,

/s/ Ajay Kochhar
Name: Ajay Kochhar
Title: Chief Executive Officer

cc: Paul M. Tiger, Esq.
Andrea M. Basham, Esq.
(Freshfields Bruckhaus Deringer US LLP)